May 19, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt, Jeffrey Gabor

Re:	Gold Quantum Group, Inc.
Registration Statement on Form 10-12G
Filed April 3, 2023
File No. 000-56534

Ladies and Gentlemen:

On behalf of our client, Gold Quantum Group, Inc., a Nevada corporation (the “Company” or “Gold Quantum”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 28, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form 10-12G (the “Initial Filing”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form 10-12G filed April 3, 2023

General

1.	Please tell us and revise your filing to clarify your fiscal year end.

Response: The fiscal year of the Company will end on December 31 of each year. The Company has revised the disclosure on pages 3 and 11 of the Amendment in response to the Staff’s comment.

2.	Please revise your cover page so that it is consistent with the current Form 10 requirements, including identifying yourself as an emerging growth company if applicable. In this regard, we note your disclosure that you are an emerging growth company as defined in the JOBS Act. Please also revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act.

Response: The Company has revised the Cover Page and the disclosure on pages 7 and 11 of the Amendment in response to the Staff’s comment.

3.	We note that a majority of your executive officers and/or directors have significant ties to China. Please provide prominent disclosure about the legal and operational risks associated with a majority of your directors and/or officers having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: The Company has revised the disclosure on pages 3 and 5 of the Amendment in response to the Staff’s comment. We would note that only a minority of our directors and officers as a group have significant ties to the People’s Republic of China (the “PRC”). Specifically, only two of our seven officers are PRC citizens, with only one of them also residing in mainland China. And two of our three directors are PRC citizens, with only one of them also residing in mainland China.

4.	Please disclose the risks that the majority of your directors and/or officers having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Response: The Company has revised the disclosure on page 3 of the Amendment in response to the Staff’s comment. We would note again that only a minority of our directors and officers as a group are PRC citizens or reside in mainland China.

5.	Disclose each permission or approval that you or your officers and/or directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and/or officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and/or directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:  The Company has revised the disclosure on pages 3, 5 and 11 of the Amendment in response to the Staff’s comment. We note that we have no intent to and will not consummate a business combination with an entity or business based in, or with its principal or a majority of its business operations (either directly or through any subsidiaries) in, China (including Hong Kong and Macau).

6.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company has revised the disclosure on pages 3 and 11 of the Amendment in response to the Staff’s comment. As noted above, we do not intend to and will not consummate a business combination with an entity or business based in, or with its principal or a majority of its business operations (either directly or through any subsidiaries) in, China (including Hong Kong and Macau).

7.	Please revise to disclose in the introduction to your Business section that the location of the sponsor and the majority of your executive officers and/or directors having significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Response: The Company has revised the disclosure on page 3 of the Amendment in response to the Staff’s comment. As noted above, only a minority of our directors and officers as a group are PRC citizens or reside in mainland China.

8.	We note that all of your officers and directors appear to be located outside of the United States. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in Cambodia, China, or other locations. Please identify each officer and/or director located in Cambodia, China, or other locations and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Cambodia, China, or other locations; lack of reciprocity and treaties; and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: The Company has revised the disclosure on pages 7 and 11 of the Amendment in response to the Staff’s comment.

Item 1A. Risk Factors, page 7

9.	Please revise to highlight the risk that conflicts of interest may arise between your directors and officers and you. In this regard, we note your disclosure on page 8 that management expects to devote only a limited amount of time to your affairs.

Response: The Company has revised the disclosure on page 8 of the Amendment in response to the Staff’s comment.

10.	Please revise to highlight any risks associated with reporting requirements and compliance obligations under the Exchange Act, the Sarbanes-Oxley Act, and other applicable securities laws and regulations.

Response: The Company has revised the disclosure on page 8 of the Amendment in response to the Staff’s comment.

11.	Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and/or officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

Response: The Company has revised the disclosure on page 11 of the Amendment in response to the Staff’s comment. We do not expect the Chinese government to have significant oversight and direction over the conduct of our directors and officers because, in part, only a minority of our directors and officers as a group are PRC citizens or reside in mainland China and we are not seeking to acquire a China-based operating company. However, we have addressed the possibility that the Chinese government could seek to intervene or influence our search for a target business.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company has revised the disclosure on page 11 of the Amendment in response to the Staff’s comment. Because we do not intend to consummate a business combination with an entity or business based in, or with its principal or a majority of its business operations in China, we do not believe we have been subject to such regulations or policies and will not in the future be subject to the Cyberspace Administration of China (CAC). However, we have addressed the risks if we were to pursue such a business combination.

Item 2. Financial Information, page 11

13.	Please revise to provide, as applicable, your plan of operation for the remainder of the fiscal year or your plan of operation for the remainder of the fiscal year and for the first six months of the next fiscal year. See Item 101(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on page 12 of the Amendment in response to the Staff’s comment.

14.	Please revise to briefly discuss the company’s results of operations and liquidity and capital resources. For example, clarify, if true, that the company recognized no revenue for the period through February 28, 2023 and discuss whether management expects the company to recognize any revenue during the next 12 months. Additionally, discuss material cash requirements and identify the anticipated sources of funds needed to satisfy such cash requirements. For example, describe the material terms of the amounts due to a related company, including the principal amount, interest rate, and maturity date. See Item 303 of Regulation S-K.

Response: The Company has revised the disclosure on page 12 of the Amendment in response to the Staff’s comment.

Item 5. Directors and Executive Officers, page 13

15.	Please revise to provide all of the information required by Item 401(e) of Regulation S-K. For example, revise to describe the business experience, principal occupations and employment of each of your directors and officers during the past five years, including the dates and duration of employment. Additionally, for each director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director.

Response: The Company has revised the disclosures on pages 14 and 15 of the Amendment in response to the Staff’s comment.

16.	Please revise to clearly identify Mr. Zhaosu as a promoter. See Item 401(g) of Regulation S-K.

Response: The Company has revised the disclosure on page 16 of the Amendment in response to the Staff’s comment.

17.	Please identify any business involvements of your directors and officers that present a conflict of interest with this company.

Response: The Company has revised the disclosure on page 15 of the Amendment in response to the Staff’s comment.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

18.	Please revise to provide all of the information required by Item 404 of Regulation S-K for the funding provided to the company by Gold Quantum Investment Co., Ltd.

Response: The Company has revised the disclosure on page 16 of the Amendment in response to the Staff’s comment.

Item 10. Recent Sales of Unregistered Securities, page 18

19.	Please revise to disclose the consideration received by the company for the 2,000 shares issued to Mr. Zhaosu on February 15, 2023. See Item 701 of Regulation S-K.

Response: The Company has revised the disclosure on page 18 of the Amendment in response to the Staff’s comment.

Exhibits

20.	Please file as exhibits your amended certificate of incorporation and your articles of incorporation. In this regard, we note the reference on page 19 to the company’s amended certificate of incorporation and references in your bylaws to the company’s articles of incorporation. See Item 601 of Regulation S-K.

Response: The Company has revised the Exhibits in response to the Staff’s comment.

Please do not hesitate to contact J. Britton Williston, Esq. of Kaufman & Canoles, P.C. at (757) 624-3185 with any questions or comments regarding this letter.

Sincerely,

/s/ Kaufman & Canoles, P.C.

Kaufman & Canoles, P.C.